Exhibit 99.1

FIRST AMENDMENT TO IMPLEMENTATION AGREEMENT

THIS FIRST AMENDMENT (this “Amendment”) made the 30th day of June, 2019,

B E T W E E N:

BARRICK GOLD CORPORATION,

a corporation existing under the laws of

the Province of British Columbia,

(hereinafter referred to as “Barrick”),

– and –

NEWMONT GOLDCORP CORPORATION,

a corporation existing under the laws of

the State of Delaware, formerly known as

Newmont Mining Corporation,

(hereinafter referred to as “Newmont”),

to that certain Implementation Agreement (the “Agreement”), dated as of March 10, 2019, by and between Barrick and Newmont. Barrick and Newmont sometimes are referred to in this Amendment collectively as the “Parties” and each individually as a “Party.” Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS the Agreement provides for the contribution by Barrick and Newmont of the Barrick Contributed Assets and the Newmont Contributed Assets, respectively, to the JV Company on the terms and conditions set forth therein;

AND WHEREAS the Parties desire to amend the Agreement to confirm agreements they have reached in relation to the Agreement.

NOW THEREFORE THIS AMENDMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

AMENDMENTS

A.	Amendment to Section 1.1 – Definitions

Each of the defined terms in the lettered paragraphs (h), (k), (p), (r), (fff), (iii), (ooo), (qqq), (zzz) and (nnnn) under Section 1.1 of the Agreement is hereby deleted in its entirety and replaced with the following defined term set forth in the corresponding lettered paragraph:

(h)

“Barrick Assumed Liabilities” means all Liabilities of the Barrick Parties relating to or associated with the Barrick Contributed Assets, including Environmental Liabilities but excluding third party debt (other than short term ordinary course liabilities), shareholder loans for borrowed money and the Barrick Retained Tax Liabilities;

(k)

“Barrick Excluded Assets” means: all (i) Excluded Inventory and accounts receivable resulting from the sale of mine site production prior to the Closing Date; (ii) cash and cash equivalents; (iii) insurance claims or proceeds; (iv) indebtedness owing by Barrick or an Affiliate of Barrick to a Barrick Party; (v) Tax refunds and rights to Tax refunds of the Barrick Parties; (vi) intercompany service agreements between or among one or more Barrick Parties, on the one hand, and any other Barrick Party or Affiliate of Barrick, on the other hand; and (vii) the assets set out in Section 1.1(k) of the Barrick Disclosure Letter;

(p)

“Barrick Parties” means, collectively, Barrick, Barrick Holdco, Barrick Gold Exploration Inc., Barrick Turquoise Ridge Inc., Turquoise Ridge Joint Venture, Barrick Cortez LLC (formerly known as Barrick Cortez Inc.), Cortez Joint Venture, NGM Cortez LLC, Barrick Gold Finance Inc., Barrick Gold U.S. Inc., Barrick Goldstrike Mines Inc., Homestake Mining Company of California, Lac Minerals (USA) LLC, Pinson Mining Company, Barrick Storm Inc., Barrick Holding Co., Barrick Gold of North America, Inc., Barrick Bullfrog Inc. and each other Affiliate of Barrick that holds properties located in the Area of Interest;

(r)

“Barrick Properties” means (i) all of the properties of the Barrick Parties located in the Area of Interest other than the Fourmile Project and the Buckhorn, Wood Gulch and Preble closure properties described in Schedule 1.1(e) and (ii) those properties of the Barrick Parties specifically described in Schedule 1.1(r);

(fff)

“Newmont Assumed Liabilities” means all Liabilities of the Newmont Parties relating to or associated with the Newmont Contributed Assets, including Environmental Liabilities but excluding third party debt (other than short term ordinary course liabilities), shareholder loans for borrowed money, the Newmont Retained Tax Liabilities and the Copper Basin Retained Liabilities;

(iii)

“Newmont Excluded Assets” means: all (i) Excluded Inventory and accounts receivable resulting from the sale of mine site production prior to the Closing Date; (ii) cash and cash equivalents; (iii) insurance claims or proceeds; (iv) indebtedness owing by Newmont or an Affiliate of Newmont to a Newmont Party; (v) Tax refunds and rights to Tax refunds of the Newmont Parties; (vi) intercompany service agreements between or among one or more Newmont Parties, on the one hand, and any other Newmont Party or Affiliate of Newmont, on the other hand; and (v) the assets set out in Section 1.1(iii) of the Newmont Disclosure Letter;

(ooo)

“Newmont Parties” means, collectively, Newmont, Newmont Holdco, Pittston Nevada Gold Company, Ltd., West Pequop Project LLC, Newmont USA Limited, Newmont GTR LLC, Elko Land and Livestock Company, ELLC Grazing Membership LLC, Fronteer Development (USA) LLC, Fronteer Royalty LLC, Hospah Holdings Company, Nevada Eagle Resources LLC, Newmont Capital Limited, Newmont North America Exploration Limited and each other Affiliate of Newmont that holds properties located in the Area of Interest;

(qqq)

“Newmont Properties” means all of the properties of the Newmont Parties located in the Area of Interest other than the Fiberline Project, the Mike Project, and Mule Canyon, Buffalo Valley-Trenton Canyon and Ivanhoe-Hollister closure properties described in Schedule 1.1(e);

(zzz)

“Permitted Encumbrances” means the following Encumbrances: (i) any inchoate right, lien or interest of a Governmental Authority; (ii) liens for Taxes not yet due and payable; (iii) zoning laws and ordinances and similar Laws; (iv) rights reserved to any Governmental Authority to regulate the affected assets or properties; (v) servitudes, easements, rights-of-way, restrictions, surface rights, permits, conditions, covenants, exceptions, reservations and other similar Encumbrances, as well as encroachments and other imperfections of title, which do not impair, detract from the value of or impair the use of the Barrick Contributed Assets or the Newmont Contributed Assets, as applicable, in any material respect; (vi) in the case of any leased assets or properties forming part of the Barrick Contributed Assets or the Newmont Contributed Assets, as applicable, the rights, titles and interests of the lessor thereof; (vii) the paramount title of the United States of America or any other Governmental Authority; (viii) any matter that is of record, or that would be apparent from a visual inspection of the subject property, or that would be revealed by a boundary and improvement survey of the subject property; (ix) the royalties or similar rights existing on the date of this Agreement affecting the Barrick Properties (which are listed on Section 1.1(zzz) of the Barrick Disclosure Letter) or the Newmont Properties (which are listed on Section 1.1(zzz) of the Newmont Disclosure Letter); (x) present or future obligations arising under applicable Law or any permit; (xi) the terms and conditions of, or obligations arising under or pursuant to, any unrecorded Contract (other than Contracts relating exclusively to debt for borrowed money) or any unrecorded instrument of title, other than a Barrick Material Unrecorded Instrument or a Newmont Material Unrecorded Instrument; and (xii) any other Encumbrances listed in the Barrick Disclosure Letter or the Newmont Disclosure Letter, as applicable;

(nnnn)	“Time of Closing” means 12:01 a.m. Pacific Daylight Time on the Closing Date or such other time on the Closing Date as agreed in writing by Barrick and Newmont;

The following new defined term is hereby added between existing paragraphs (n) and (o) of Section 1.1 of the Agreement:

(n.1)	“Barrick Interests” has the meaning set out in Section 3.5;

The following new defined term is hereby added between existing paragraphs (o) and (p) of Section 1.1 of the Agreement:

(o.1)

“Barrick Material Unrecorded Instrument” means any unrecorded Contract (other than Contracts relating exclusively to debt for borrowed money) or unrecorded instrument of title in respect of Barrick Properties on which publicly Disclosed Mineral Reserves exist as of the date hereof, and (i) to which any of the Barrick Parties is a party, or of which the Barrick Parties have knowledge;

and (ii) which impairs, detracts from the value of, or impairs the use of the Barrick Properties, taken as a whole, in any material respect; and for purposes of this definition “knowledge” means to the actual knowledge, after due inquiry, of Robert L. Brock, Land Manager North America of Barrick;

The following new defined term is hereby added between existing paragraphs (s) and (t) of Section 1.1 of the Agreement:

(s.1)

“Barrick Retained Tax Liabilities” means any income tax liabilities of any affiliated, combined, consolidated or unitary Tax group of which a Barrick Party was a member on or prior to the Closing Date;

The following new defined term is hereby added between existing paragraphs (bb) and (cc) of Section 1.1 of the Agreement:

(bb.1)

“Copper Basin Retained Liabilities” means, in respect of the Copper Basin closure property, all Liabilities (including Environmental Liabilities) related to reclamation, closure, monitoring and stabilization in excess of $1,000,000, in aggregate;

The following new defined term is hereby added between existing paragraphs (ee) and (ff) of Section 1.1 of the Agreement:

(ee.1)

“Disclosed Mineral Reserves” means, in respect of a Barrick Property or a Newmont Property, as applicable, Mineral Reserves (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects) or Reserves (as defined in U.S. Securities and Exchange Commission Industry Guide 7) which are disclosed in the Barrick Public Record or Newmont Public Record, as the case may be;

The following new defined term is hereby added between existing paragraphs (nnn) and (ooo) of Section 1.1 of the Agreement:

(nnn.1)

“Newmont Material Unrecorded Instrument” means any unrecorded Contract (other than Contracts relating exclusively to debt for borrowed money) or unrecorded instrument of title in respect of Newmont Properties on which publicly Disclosed Mineral Reserves exist as of the date hereof, and (i) to which any of the Newmont Parties is a party, or of which the Newmont Parties have knowledge; and (ii) which impairs, detracts from the value of, or impairs the use of the Newmont Properties, taken as a whole, in any material respect; and for purposes of this definition “knowledge” means to the actual knowledge, after due inquiry, of Phillip S. Prince, Director, Land, Global Land Department of Newmont;

The following new defined term is hereby added between existing paragraphs (rrr) and (sss) of Section 1.1 of the Agreement:

(rrr.1)

“Newmont Retained Tax Liabilities” means any income tax liabilities of any affiliated, combined, consolidated or unitary Tax group of which a Newmont Party was a member on or prior to the Closing Date;

The following new defined term is hereby added between existing paragraphs (sss) and (ttt) of Section 1.1 of the Agreement:

(sss.1)	“NNEI” means Newmont Nevada Energy Investment LLC, a limited liability company existing under the laws of the State of Delaware;

B.	Amendment to Section 1.5 – Schedules

The list of Schedules set forth in Section 1.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

Schedule 1.1(e)	–	Area of Interest
Schedule 1.1(dd)(i)	–	Form of Ranch Deed
Schedule 1.1(dd)(ii)	–	Form of Mining Deed
Schedule 1.1(dd)(iii)	–	Form of Water Rights Deed
Schedule 1.1(dd)(iv)	–	Form of Fee Properties Deed
Schedule 1.1(r)	–	Certain Barrick Properties
Schedule 1.1(vv)	–	JV Agreement
Schedule 2.1	–	Barrick Pre-Closing Transactions
Schedule 2.2	–	Newmont Pre-Closing Transactions
Schedule 3.1	–	Certain Barrick Contributed Assets
Schedule 3.3	–	Certain Newmont Contributed Assets

C.	Amendment to Section 3.1 – Transfer of Barrick Contributed Assets to JV Company

The reference to “relating primarily to” in paragraph (a) under Section 3.1 of the Agreement is hereby deleted and replaced with “forming a part of (in the case of Mining Rights, Water Rights and ranches) or relating primarily to (in the case of all other assets, properties and rights)”.

Each reference to “relating to” in subparagraphs (i) and (ii) under Section 3.1(a) of the Agreement is hereby deleted and replaced with “forming a part of”.

Subparagraph (iii) under Section 3.1(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

(iii)	all ranches forming a part of the Barrick Properties;

The following subparagraph is hereby added between existing subparagraphs (xiii) and (xiv) under Section 3.1(a) of the Agreement, and existing subparagraph (xiv) is hereby changed to subparagraph “(xv)”:

(xiv)	all of the Barrick Parties’ interests in Precious Metals Recovery LLC, a limited liability company existing under the laws of the State of Delaware; and

D.	Amendment to Section 3.3 – Transfer of Newmont Contributed Assets to JV Company

The reference to “relating primarily to” in paragraph (a) under Section 3.3 of the Agreement is hereby deleted and replaced with “forming a part of (in the case of Mining Rights, Water Rights and ranches) or relating primarily to (in the case of all other assets, properties and rights)”.

Each reference to “relating to” in subparagraphs (i) and (ii) under Section 3.3(a) of the Agreement is hereby deleted and replaced with “forming a part of”.

Subparagraph (iii) under Section 3.3(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

(iii)	all ranches forming a part of the Newmont Properties;

The following subparagraph is hereby added between existing subparagraphs (xiii) and (xiv) under Section 3.1(a) of the Agreement, and existing subparagraph (xiv) is hereby changed to subparagraph “(xv)”:

(xiv)	all of the Newmont Parties’ interests in NNEI; and

E.	Amendment to Section 3.6 – Contribution of Barrick and Newmont Interests

The text reading “and shall cause the other Newmont Parties to, contribute the Newmont Interests to Newmont Holdco in exchange for interests in the Newmont Holdco” in Section 3.6 of the Agreement is hereby deleted and replaced with “and shall cause the other Newmont Parties (other than Newmont Holdco) to, assign the portion of the Newmont Interests held by such Newmont Parties to Newmont Holdco”.

F.	Amendment to Section 4.5 – Closing Cash Call

Section 4.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

4.5	Closing Cash Call

The Parties acknowledge and agree that at least 10 Business Days prior to Closing, Barrick, as the parent of the Operator, shall submit a Monthly Funding Statement to Newmont setting out its share (based upon its Proportionate Interest as of the Closing Date) of the cash needed to fund Cash Requirements of the joint venture for the first 21 days immediately following Closing. Such Monthly Funding Statement and the Cash Requirements set forth therein shall be reviewed and reasonably approved by the individuals proposed to be appointed to the Board of the JV Company. Barrick and Newmont agree to pay, on Closing, their respective shares (based upon their respective Proportionate Interests as of the Closing Date) of the amounts set out in the Monthly Funding Statement as so reviewed and approved and that such Monthly Funding Statement shall be treated in accordance with the terms of the JV Agreement, mutatis mutandis. Within the first 90 days immediately following Closing, Barrick, as the parent of the Operator, will produce the first Program and Budget contemplated by the JV Agreement. Capitalized terms in this Section not otherwise defined in this Agreement shall have the meanings given to them in the JV Agreement.

G.	Amendment to Section 5.10 – “As-Is, Where-Is” Condition of Assets; Non-Reliance

The reference to “Newmont Nevada Assets” in Section 5.10 of the Agreement is hereby deleted and replaced with “Newmont Contributed Assets”.

H.	Amendment to Section 5.11 – Branding

The following text is hereby added to the end of Section 5.11 of the Agreement:

As soon as reasonably practicable after the Closing, but in no event later than December 31, 2019, Barrick shall cause Barrick Holdco, in its capacity as the Operating Member (as defined in the JV Agreement) of the JV Company, to remove “Barrick,” “Newmont” and all respective derivations thereof and any other related trademark, design or logo previously or currently used by a Party or any of its Affiliates from all of the Barrick Contributed Assets and Newmont Contributed Assets, including all buildings, signs, equipment and vehicles, and to cease using such marks in electronic databases, web sites and marketing, packaging and other materials, printed or otherwise, pertaining to the business and operations of the JV Company, and to otherwise cause the JV Company to cease making use of such names, trademarks, designs or logos for any purpose, it being agreed that the JV Company shall be entitled to temporarily use such names, trademarks, designs and logos following Closing until such use is timely discontinued in compliance with the terms of this Section 5.11. For the avoidance of doubt, the ongoing use of the “Barrick” or “Newmont” names or logos by Barrick JV Personnel or Newmont JV Personnel, respectively, after December 31, 2019 on articles of clothing or other personal effects will not constitute a violation of this Section 5.11.

I.	Amendment to Section 5.12 – Non-Assignable Assets

The following paragraph is hereby added after existing paragraph (b) under Section 5.12 of the Agreement:

(c)

For the avoidance of doubt, Contracts that, as of the Time of Closing, are applicable to the operations of both the Newmont Contributed Assets and other operations of Newmont, including but not limited to the Contracts described in Section 5.12(c) of the Newmont Disclosure Letter, but specifically excluding all Contracts that form part of the Newmont Excluded Assets (other than those Contracts described in Section 5.12(c) of the Newmont Disclosure Letter, which Contracts shall, for the avoidance of doubt, be governed by this Section 5.12(c)), shall, to the extent not split, replaced, or otherwise modified and conveyed in part to the JV Company as of Closing, be Non-Assignable Assets to the extent related to the operations of the Newmont Contributed Assets, subject to the terms of Section 5.12(a) and Section 5.12(b), mutatis mutandis, until such time as such Contracts are split, replaced, or otherwise modified and conveyed in part to the JV Company.

(d)

The Parties acknowledge that the transfer of the Newmont Parties’ interests in NNEI to the JV Company is subject to the prior approval of the Federal Energy Regulatory Commission (“FERC”), and agree to use their respective commercially reasonable efforts to obtain such approval. Until such time as such approval is obtained, the Newmont Parties’ interests in NNEI, all power assets and operations of NNEI and all Contracts and Permits to which NNEI or any Newmont Party is a party and which relate primarily to NNEI and such power assets and operations shall continue to be held by the Newmont Parties and NNEI in trust for the benefit of the JV Company, and the Newmont Parties shall provide, and shall cause NNEI to provide, the benefit of NNEI’s power assets and operations to the JV Company pursuant to an agreement in form and substance satisfactory to each of the Parties, acting reasonably, governing the interim operations of the TS Power Plant held by NNEI until FERC approval is obtained.

J.	Amendment to Section 5.13 – Improper or Unintended Transfers

Paragraph (a) under Section 5.13 of the Agreement is hereby deleted in its entirety and replaced with the following:

(a)

Barrick or Newmont determine that there was inadvertently transferred to the JV Company one or more assets (including Contracts) or Liabilities that (i) does not relate primarily to a Barrick Property or a Newmont Property or (ii) immediately prior to the transfer to the JV Company, was shared in relation to (A) the Barrick Properties and other properties and assets of Barrick and its Affiliates not constituting Barrick Contributed Assets hereunder or (B) the Newmont Properties and other properties and assets of Newmont and its Affiliates not constituting Newmont Contributed Assets hereunder, as applicable, then such assets or Liabilities shall be (x) in the case of clause (i), transferred and conveyed by the JV Company to the applicable Barrick Party or Newmont Party, and (y) in the case of clause (ii), split or otherwise divided so that Barrick or its Affiliate or Newmont or its Affiliate, as applicable, will continue to have substantially the same benefit or burden under such shared asset or Liability as it had immediately prior to the transfer of such shared asset or Liability to the JV Company; and

K.	Amendment to Section 5.14 – JV Company Employees

Paragraphs (a) through (f) under Section 5.14 of the Implementation Agreements are hereby deleted in their entirety and replaced with the following:

(a)

The Barrick Parties shall identify current employees of the Barrick Parties who shall be (i) offered the opportunity to provide services to the JV Company from and including the Closing Date pursuant to the terms and conditions of an employee lease agreement in form and substance satisfactory to each of the Parties, acting reasonably (the “Barrick Employee Lease Agreement” and the period of time during which such agreement is in effect, the “Barrick Employee Lease Period”), and (ii) offered employment by the JV Company effective as at and from the expiration or termination of the Barrick Employee Lease Period (such employees, the “Barrick JV Personnel”).

(b)

All employees of Newmont and its Affiliates that are employed specifically and exclusively in connection with the Newmont Contributed Assets and the operations conducted thereon (and not in connection with any other operations of Newmont), other than:

(i)	Management Employees, and

(ii)

any salaried employees who the Parties agree, after good faith consultation and due consideration of the needs of the JV Company, may remain employed with Newmont at locations other than those included in the Barrick Properties and the Newmont Properties,

shall be (x) offered the opportunity to provide services to the JV Company from and including the Closing Date pursuant to the terms and conditions of an employee lease agreement in form and substance satisfactory to each of the Parties, acting reasonably (the “Newmont Employee Lease Agreement” and the period of time during which such agreement is in effect, the “Newmont Employee Lease Period”), and (y) offered employment with the JV Company effective as at and from the expiration or termination of the Newmont Employee Lease Period (such employees, the “Newmont JV Personnel”).

(c)

The Newmont Parties shall provide to Barrick within 15 Business Days from the date hereof a list of the current Management Employees of the Newmont Parties who are employed specifically and exclusively with or at the Newmont Contributed Assets and the operations conducted thereon (“Proposed Management Personnel”), excluding any Management Employees that Newmont intends to employ at locations other than those included in the Barrick Properties and the Newmont Properties. At least 10 Business Days prior to the Closing Date, Barrick acting reasonably and in good faith, shall provide written notice to Newmont identifying the Management Employees and other employees whose services will not be leased to the JV Company pursuant to the Newmont Employee Lease Agreement, and who will not be made an offer to be subsequently employed by the JV Company following the expiration or termination of the Newmont Employee Leasing Period (the “Excluded Personnel”). The services of all Management Employees on the list of Proposed Management Personnel that are not Excluded Personnel will be leased to the JV Company pursuant to the Newmont Employee Lease Agreement and such Management Employees will be considered Newmont JV Personnel for purposes of this Agreement. Notwithstanding the foregoing, Newmont JV Personnel that are employed specifically and exclusively in connection with the operation of NNEI’s power plant assets shall remain employed by, and under the direction and control of, Newmont and its Affiliates until the transfer of the Newmont Parties’ interests in NNEI to the JV Company, at which time such Newmont JV Personnel shall (i) if the Newmont Employee Lease Period is then in effect, provide services to the JV Company pursuant to the terms and conditions of the Newmont Employee Lease Agreement and become Newmont Leased Employees in accordance with the terms of the Newmont Employee Lease Agreement until the expiration or termination of the Newmont Employee Lease Period, and thereafter become employees of the JV Company, and (ii) if the Newmont Employee Lease Period has expired or been terminated, become employees of the JV Company.

(d)

During the Newmont Employee Lease Period, Newmont shall cause Newmont USA Limited to comply with that certain 2019 Agreement between Newmont USA Limited and Operating Engineers Local Union #3 of the International Union of Operating Engineers AFL-CIO (“2019 Agreement”) with respect to Newmont JV Personnel that are covered by the 2019 Agreement. Upon the expiration or termination of the Newmont Employee Lease Period, the JV Company shall be permitted to assess its own legal obligations and goals with respect to any obligations that it may have, if any, under the 2019 Agreement or other applicable Law.

(e)

The Barrick JV Personnel and the Newmont JV Personnel will be entitled to continue their employment with the Barrick Parties and the Newmont Parties, respectively, during the Barrick Employee Lease Period and the Newmont Employee Lease Period, as applicable, on terms substantially identical to their existing terms of employment. The offers of employment with the JV Company, effective as at and from the expiration or termination of the Barrick Employee Lease Period or the Newmont Employee Lease Period, as applicable, made to Barrick JV Personnel and Newmont JV Personnel shall be on terms consistent with any requirements of Law and which, in the aggregate, provide similar financial and other benefits to their existing terms of employment regardless of the components of the overall compensation package. Each of the Barrick JV Personnel’s service with the Barrick Parties and the Newmont JV Personnel’s service with the Newmont Parties shall be treated as service with the JV Company for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals with respect to JV Company benefit plans.

(f)

Each of Barrick and Newmont, respectively, shall continue to be fully responsible for and will discharge all obligations and liabilities for wages, severance pay, termination pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal, life insurance and similar plans, accident insurance, hospitalization, health, welfare, disability, medical or dental treatment or expenses, unemployment insurance benefits, pension, retirement, supplementary retirement, savings, stock option, stock purchase, stock appreciation, deferred compensation, incentive compensation, employee loans, profit sharing or other employee or employment-related benefit plans, arrangements or practices (including vacation, holiday, personal and sick day accruals) (collectively, the “Employment Expenses”) accrued up to the close of business on the Closing Date in respect of their respective employees. For all Excluded Personnel that are not Management Employees, the Newmont Parties shall bear 38.5% of all severance costs and the Barrick Parties shall bear 61.5% of all severance costs. The Newmont Parties shall bear all severance costs for Excluded Personnel that are Management Employees.

(g)

Following the Closing Date, the JV Company shall assume responsibility for all Employment Expenses accrued from and after the Time of Closing related to the Barrick JV Personnel and the Newmont JV Personnel whose services are leased to the JV Company pursuant to the Barrick Employee Lease Agreement and the Newmont Employee Lease Agreement, respectively.

L.	Amendment to Section 9.2 – Indemnification by Barrick

The following paragraph is hereby added after existing paragraph (b) under Section 9.2 of the Agreement, and the period at the end of existing paragraph (b) is hereby replaced with “; and”:

(c)	the Barrick Retained Tax Liabilities.

M.	Amendment to Section 9.3 – Indemnification by Newmont

The following paragraphs are hereby added after existing paragraph (b) under Section 9.3 of the Agreement, and the period at the end of existing paragraph (b) is hereby replaced with “;”:

(c)	the Copper Basin Retained Liabilities; and

(d)	the Newmont Retained Tax Liabilities.

N.	Amendment to Section 11.1(a) – Notices

The reference to

“Attention:	Stephen Gottesfeld, Executive Vice President and General Counsel
Email:	Stephen.Gottesfeld@newmont.com”

in clause (ii) of Section 11.1(a) of the Agreement is hereby deleted and replaced with

“Attention:	Nancy Lipson, Executive Vice President and General Counsel
Email:	Nancy.Lipson@newmont.com”.

O.	Replacement of Schedule 1.1(e) (Area of Interest)

Schedule 1.1(e) to the Agreement is hereby deleted in its entirety and replaced with Schedule 1.1(e) to this Amendment.

P.	Replacement of Schedule 2.1 (Barrick Pre-Closing Transactions)

Schedule 2.1 to the Agreement is hereby deleted in its entirety and replaced with Schedule 2.1 to this Amendment.

ARTICLE 2

GENERAL PROVISIONS

A.	Effect

Except as specifically amended pursuant to Article 1 of this Amendment, the Agreement shall not be amended or modified hereby. As amended as provided in Article 1 of this Amendment, the Agreement shall continue in full force and effect, and from and after the date hereof, all references in the Agreement to the “Agreement” shall be deemed to mean the Agreement as amended by this Amendment. A Party’s entry into this Amendment shall not constitute a waiver or release of any rights or claims of such Party under the Agreement as may exist as of the date of this Amendment.

B.	Conformed Agreement

On or after the date of this Amendment, the Parties may prepare a conformed copy of the Agreement incorporating the amendments set forth herein (a “Conformed Agreement”). Any Conformed Agreement so prepared shall be for ease of reference only, and in the event of any conflict between a Conformed Agreement, on the one hand, and the Agreement as specifically amended by the amendments set forth in Article 1 of this Amendment, on the other hand, the terms of the Agreement as specifically amended by the amendments set forth in Article 1 of this Amendment shall control.

C.	Counterparts

(a)	This Amendment may be executed in any number of counterparts each of which when so executed will be deemed to be an original and when taken together shall constitute the entire and same agreement.

(b)	Delivery of an executed signature page to this Amendment by any Party by electronic transmission will be as effective as delivery of a manually executed copy of this Amendment by such Party.

[Signature Page Follows]

IN WITNESS WHEREOF this Amendment has been executed by the Parties as of the date first written above.

BARRICK GOLD CORPORATION

By:	/s/ Mark Bristow
	Name:	Mark Bristow
	Title:	President and Chief Executive Officer

By:	/s/ Graham Shuttleworth
	Name:	Graham Shuttleworth
	Title:	SEVP, Chief Financial Officer

NEWMONT GOLDCORP CORPORATION

By:	/s/ Gary J. Goldberg
	Name:	Gary J. Goldberg
	Title:	Chief Executive Officer

First Amendment to Implementation Agreement

SCHEDULE 1.1(E)

AREA OF INTEREST

All property within the area extending from and including Township 22 North, Mount Diablo Principal Meridian, north to the northern boundary of the State of Nevada, and extending from and including Range 38 East to the eastern boundary of Range 68 East of the Mount Diablo Principal Meridian, situated within Churchill, Elko, Eureka, Humboldt, Lander, Pershing and White Pine Counties, Nevada; excepting and excluding the following described property:

1.    Four Mile Excluded Property in Eureka County, Nevada:

08
09
10
11
12
17
16
15
14
13
20
21
22
23
24
27N 48E
29
28
27
26
25
32
33
34
35
36
05
04
03
02
01
26N 48E
08
09
09
10
11
12

Excluded Property
Four-Mile
Eureka County, Nevada

Four Mile Excluded Area

0 0.35 0.7
Miles

BARRICK

Provisional Map – This map was not prepared from a field survey and should not be relied on as a representation of legal land descriptions. Information on this map may not be complete or up to date and its accuracy is not to be relied upon. This map is intended only as a general representation of land status and is for Barrick's use only.

Township 26 North, Range 48 East

Section 3:    SW1/4SE1/4; NE1/4SW1/4

Township 27 North, Range 48 East

Section 34: All
Portions of Sections 14, 15, 22, 23, 26, 27, 28, 33, 34 and 35

Township 26 North, Range 48 East

Portions of Sections 2, 3, 4, 9 and 10

As to those areas encompassed by the following unpatented mining claims:

Claim Name	BLM Serial Number
BTO 160	NMC 1049055
BTO 161	NMC 1049056
BTO 162	NMC 1049057
BTO 163	NMC 1049058
BTO 164	NMC 1049059
BTO 165	NMC 1049060
BTO 166	NMC 1049061
BTO 167	NMC 1049062
BTO 168	NMC 1049063
BTO 169	NMC 1049064
BTO 170	NMC 1049065
BTO 171	NMC 1049066
BTO 174	NMC 1049069
BTO 175	NMC 1049070
BTO 176	NMC 1049071
BTO 177	NMC 1049072
BTO 178	NMC 1049073
BTO 179	NMC 1049074
BTO 180	NMC 1049075
BTO 181	NMC 1049076
BTO 182	NMC 1049077
BTO 183	NMC 1049078
BTO 184	NMC 1049079
BTO 185	NMC 1049080
BTO 186	NMC 1049081
BTO 187	NMC 1049082
BTO 204	NMC 1049099
BTO 205	NMC 1049100
BTO 206	NMC 1049101
BTO 207	NMC 1049102
BTO 208	NMC 1049103
BTO 209	NMC 1049104
BTO 210	NMC 1049105

Claim Name	BLM Serial Number
BTO 211	NMC 1049106
BTO 212	NMC 1049107
BTO 213	NMC 1049108
BTO 214	NMC 1049109
BTO 215	NMC 1049110
BTO 216	NMC 1049111
BTO 217	NMC 1049112
BTO 218	NMC 1049113
BTO 219	NMC 1049114
BTO 220	NMC 1049115
BTO 221	NMC 1049116
BTO 222	NMC 1049117
BTO 223	NMC 1049118
BTO 224	NMC 1049119
BTO 225	NMC 1049120
BTO 226	NMC 1049121
BTO 227	NMC 1049122
BTO 228	NMC 1049123
BTO 229	NMC 1049124
BTO 230	NMC 1049125
BTO 231	NMC 1049126
BTO 232	NMC 1049127
BTO 233	NMC 1049128
BTO 234	NMC 1049129
BTO 235	NMC 1049130
BTO 236	NMC 1049131
BTO 237	NMC 1049132
BTO 238	NMC 1049133
BTO 239	NMC 1049134
BTO 240	NMC 1049135
BTO 241	NMC 1049136
BTO 245	NMC 1049140
BTO 246	NMC 1049141
BTO 247	NMC 1049142
BTO 248	NMC 1049143
BTO 249	NMC 1049144
BTO 250	NMC 1049145
BTO 251	NMC 1049146
BTO 252	NMC 1049147
BTO 253	NMC 1049148
BTO 254	NMC 1049149
BTO 255	NMC 1049150

Claim Name	BLM Serial Number
BTO 256	NMC 1049151
BTO 257	NMC 1049152
BTO 258	NMC 1049153
BTO 259	NMC 1049154
HOPE NO 1	NMC 19757
HOPE NO 2	NMC 19758
HOPE NO 3	NMC 19759
HOPE NO 4	NMC 19760
TINA # 1	NMC 19761
TINA NO. 2	NMC 19762
FM NO. 1	NMC 245697
FM NO. 2	NMC 245698
FM NO. 3	NMC 245699
FM NO. 4	NMC 245700
FM NO. 5	NMC 245701
FM NO. 6	NMC 245702
FM NO. 7	NMC 245703
FM NO. 8	NMC 245704
FM NO. 9	NMC 245705
FM NO. 10	NMC 245706
FM NO. 11	NMC 245707
FM NO. 12	NMC 245708
FM NO. 13	NMC 245709
FM NO. 14	NMC 245710
FM NO. 15	NMC 245711
FM NO. 16	NMC 245712
FM NO. 17	NMC 245713
FM NO. 18	NMC 245714
FM NO. 19	NMC 245715
FM NO. 20	NMC 245716
FM NO. 21	NMC 245717
FM NO. 22	NMC 245718
FM NO. 23	NMC 245719
FM NO. 24	NMC 245720
FM NO. 25	NMC 245721
FM NO. 26	NMC 245722
FM NO. 27	NMC 245723
FM NO. 28	NMC 245724
FM NO. 29	NMC 245725
FM NO. 30	NMC 245726
FM NO. 31	NMC 245727
FM NO. 32	NMC 245728

Claim Name	BLM Serial Number
FM NO. 33	NMC 245729
FM NO. 34	NMC 245730
FM NO. 35	NMC 245731
FM NO. 36	NMC 245732
FM NO. 37	NMC 245733
FM NO. 38	NMC 245734
FM NO. 39	NMC 245735
FM NO. 40	NMC 245736
FM NO. 41	NMC 245737
FM NO. 42	NMC 245738
FM NO. 43	NMC 245739
FM NO. 44	NMC 245740
FM NO. 45	NMC 245741
FM NO. 46	NMC 245742
FM NO. 47	NMC 245743
FM NO. 48	NMC 245744
FM NO. 49	NMC 245745
FM NO. 50	NMC 245746
FM NO. 51	NMC 245747
FM NO. 52	NMC 245748
FM NO. 53	NMC 245749
FM NO. 54	NMC 245750
FM NO. 55	NMC 245751
FM NO. 56	NMC 245752
FM NO. 57	NMC 245753
FM NO. 58	NMC 245754
FM NO. 59	NMC 245755
FM NO. 60	NMC 245756
FM NO. 61	NMC 245757
FM NO. 62	NMC 245758
FM NO. 63	NMC 245759
FM NO. 64	NMC 245760
FM NO. 65	NMC 245761
FM NO. 66	NMC 245762
FM NO. 67	NMC 245763
FM NO. 68	NMC 245764
FM NO. 69	NMC 245765
FM NO. 70	NMC 245766
FM NO. 71	NMC 245767
FM NO. 72	NMC 245768
FM NO. 73	NMC 245769
FM NO. 74	NMC 245770

Claim Name	BLM Serial Number
FM NO. 75	NMC 245771
FM NO. 76	NMC 245772
FM NO. 77	NMC 245773
FM NO. 89	NMC 245774
FM NO. 90	NMC 245775
FM NO. 91	NMC 245776
FM NO. 92	NMC 245777
FM NO. 93	NMC 245778
FM NO. 94	NMC 245779
BLACK LADY	NMC 26684
FUM 3	NMC 61414
MUF 2	NMC 61423
NEE 53	NMC 65787
NEE 55	NMC 65789
NEE 57	NMC 65791
NEE 59	NMC 65793
NEE 67	NMC 65801
NEE 69	NMC 65803
NEE 70	NMC 65804
NEE 71	NMC 65805
NEE 72	NMC 65806
NEE 73	NMC 65807
NEE 74	NMC 65808
NEE 75	NMC 65809
NEE 76	NMC 65810
NEE 77	NMC 65811
NEE 78	NMC 65812
NEE 79	NMC 65813
NEE 80	NMC 65814
NEE 81	NMC 65815
NEE 82	NMC 65816
NEE 83	NMC 65817
NEE 84	NMC 65818
NEE 85	NMC 65819
NEE 90	NMC 65824
NEE 91	NMC 65825
NEE 92	NMC 65826
NEE 93	NMC 65827
NEE 94	NMC 65828
NEE 95	NMC 65829
NEE 96	NMC 65830
NEE 97	NMC 65831

Claim Name	BLM Serial Number
NEE 98	NMC 65832
NEE 99	NMC 65833
NEE 102	NMC 65836
NEE 103	NMC 65837
NEE 104	NMC 65838
NEE 105	NMC 65839
NEE 106	NMC 65840
NEE 107	NMC 65841
NEE 108	NMC 65842
NEE 109	NMC 65843
NEE 112	NMC 65846
NEE 113	NMC 65847
NEE 114	NMC 65848
NEE 115	NMC 65849
NEE 116	NMC 65850
NEE 117	NMC 65851

2.    Buckhorn Excluded Property in Eureka County, Nevada:

28N 48E
28N 49E
27N 48E
27N 49E
26N 48E
26N 49E

BARRICK

Buckhorn Excluded Area

Excluded Property
Buckhorn
Eureka County, Nevada

0 0.4 0.8
Miles

Township 27 North, Range 49 East

Section 17:    All

Section 19:    All

Section 30:    All

Section 31:    All

Portions of Sections: 7, 8, 9, 16, 18, 20, 29 and 32

Township 26 North, Range 49 East

Portion of Section: 6

Township 27 North, Range 48 East

Portions of Sections: 13 & 25

As to those areas encompassed by the following unpatented mining claims and patented mining claims:

Unpatented Claims

Claim Name	BLM Serial Number
MTB 223	NMC 1079791
MTB 225	NMC 1079793
MTB 227	NMC 1079795
MTB 229	NMC 1079797
MTB 231	NMC 1079799
MTB 233	NMC 1079801
MTB 235	NMC 1079803
MTB 237	NMC 1079805
MTB 292	NMC 1099618
MTB 294	NMC 1099620
MTB 296	NMC 1099622
MTB 298	NMC 1099624
MTB 300	NMC 1099626
MTB 302	NMC 1099628
MTB 304	NMC 1099630
MTB 323	NMC 1099649
MTB 324	NMC 1099650
MTB 325	NMC 1099651
MTB 326	NMC 1099652
MTB 327	NMC 1099653
MTB 328	NMC 1099654
MTB 329	NMC 1099655
MTB 330	NMC 1099656
MTB 331	NMC 1099657
MTB 332	NMC 1099658
MTB 333	NMC 1099659

Claim Name	BLM Serial Number
MTB 334	NMC 1099660
MTB 335	NMC 1099661
MTB 336	NMC 1099662
MTB 337	NMC 1099663
MTB 359	NMC 1099685
MTB 361	NMC 1099687
MTB 363	NMC 1099689
MTB 365	NMC 1099691
MTB 367	NMC 1099693
MTB 369	NMC 1099695
BUC - 1	NMC 368060
BUC - 2	NMC 368061
BUC - 3	NMC 368062
BUC - 4	NMC 368063
BUC - 5	NMC 368064
BUC - 6	NMC 368065
BUC - 7	NMC 368066
ASPEN # 2	NMC 116388
ASPEN # 3	NMC 116389
ASPEN # 4	NMC 116390
ASPEN # 12	NMC 116398
ASPEN # 13	NMC 116399
ASPEN # 14	NMC 116400
ASPEN # 15	NMC 116401
ASPEN # 17	NMC 116403
ASPEN # 18	NMC 116404
ASPEN # 20	NMC 116406
ASPEN # 21	NMC 116407
ASPEN # 22	NMC 116408
ASPEN # 23	NMC 116409
ASPEN # 24	NMC 116410
ASPEN # 25	NMC 116411
ASPEN # 26	NMC 116412
ASPEN NO. 35	NMC 116421
ASPEN NO. 48	NMC 116434
ASPEN NO. 57	NMC 116443
BUCKHORN FRACTION	NMC 116451
CITIZEN FRACTION # 1	NMC 116452
HUMBOLDT # 3	NMC 116453
LAME BULL	NMC 116454

Claim Name	BLM Serial Number
FRACTION
ORO	NMC 116455
ORO # 1	NMC 116456
ORO # 2	NMC 116457
ORO # 3	NMC 116458
ORO # 4	NMC 116459
ORO # 5	NMC 116460
ORO # 6	NMC 116461
ORO # 7	NMC 116462
ORO FINO	NMC 116463
SANTA FE FRACTION	NMC 116464
U.P. # 7	NMC 116471
U.P. # 9	NMC 116473
BUCKAROO # 1	NMC 116476
BUCKAROO # 2	NMC 116477
BUCKAROO # 3	NMC 116478
BUCKAROO # 4	NMC 116479
BUCKAROO # 5	NMC 116480
BUCKAROO # 6	NMC 116481
BUCKAROO # 7	NMC 116482
BUCKAROO # 8	NMC 116483
BUCKAROO # 9	NMC 116484
BUCKAROO # 10	NMC 116485
BUCKAROO # 11	NMC 116486
BUCKAROO # 13	NMC 116488
BUCKAROO # 15	NMC 116490
BUCKAROO # 17	NMC 116492
BUCKAROO # 19	NMC 116494
BUCKAROO # 21	NMC 116496
BUCKAROO # 23	NMC 116498
BUCKAROO # 25	NMC 116500
BUCKAROO # 27	NMC 116502
BUCKAROO # 29	NMC 116504
BUCKAROO # 31	NMC 116506
BUCKAROO # 229	NMC 116608
BUCKAROO # 230	NMC 116609
BUCKAROO # 361	NMC 116639
BUCKAROO # 362	NMC 116640

Claim Name	BLM Serial Number
PINON # 1	NMC 247024
PINON # 2	NMC 247025
SAGE 100	NMC 287515
SAGE 101	NMC 287516
SAGE 102	NMC 287517
SAGE 103	NMC 287518
SAGE 104	NMC 287519
SAGE 105	NMC 287520
SAGE 106	NMC 287521
SAGE 107	NMC 287522
SAGE 108	NMC 287523
SAGE 109	NMC 287524
SAGE 110	NMC 287525
SAGE 125	NMC 287540
NEW CITIZENS FRACTION	NMC 293033
GFR 1	NMC 1053091
GFR 2	NMC 1053092
GFR 3	NMC 1053093
TUFA	NMC 116465

Patented Claims

Parcel Number	Patent Claim Name
009-080-02	Monarch
009-080-02	Buckhorn No. 10
009-080-02	Buckhorn No. 1
009-080-02	Buckhorn No. 2
009-080-02	Buckhorn No. 3
009-080-02	Buckhorn No. 4
009-080-02	Buckhorn No. 5
009-080-02	Buckhorn No. 6
009-080-02	Buckhorn No. 7
009-080-02	Buckhorn No. 8
009-080-02	Buckhorn No. 9
009-080-02	E and P Fraction
009-080-02	Narrow Gauge
009-080-02	Humboldt No. 1
009-080-02	Humboldt No. 2
009-080-02	Sunset

Parcel Number	Patent Claim Name
009-080-02	Easter No. 1
009-080-02	Easter No. 2
009-080-02	D.P.M. Fraction
009-080-02	Eagle
009-080-01	Eva Lee
009-080-01	Huntington Mine
009-080-01	J.B. Rouig
009-080-02	Lame Bull No. 1
009-080-02	Lame Bull No. 2
009-080-02	Lone Star Fraction
009-080-02	M & M Fraction
009-080-02	Noon Day Fraction
009-080-01	North Side Mine
009-080-01	One Hundred Proof
009-080-02	Red Ant
009-080-02	Sunday Fraction
009-080-02	Lame Bull Fraction

3.    Preble Excluded Property in Humboldt County, Nevada:

12
07
08
09
13
18
17
16
36N 40E
36N 41E
24
19
20
21
25
30
29
28

BARRICK

Preble Excluded Area

Excluded Property
Preble
Humboldt County, Nevada

0 0.25 0.5
Miles

Township 36 North, Range 41 East

Section 17:    All

Section 18:    All

Section 19:    All

Section 20:    S1/2; NW1/4; W1/2NE1/4

As to those areas encompassed by the following unpatented mining claims:

Claim Name	BLM Serial Number
PREBLE # 1 A	NMC 319914
PREBLE # 2 A	NMC 319915
PREBLE # 3 A	NMC 319916
PREBLE # 4 A	NMC 319917
PREBLE # 6 A	NMC 319919
PREBLE # 7 A	NMC 319920
PREBLE # 8 A	NMC 319921
PREBLE # 9 A	NMC 319922
PREBLE # 10 A	NMC 319923
PREBLE # 11 A	NMC 319924
PREBLE # 20 A	NMC 319925
PREBLE # 21 A	NMC 319926
PREBLE # 22 A	NMC 319927
PREBLE # 23 A	NMC 319928
PREBLE # 24 A	NMC 319929
PREBLE # 25 A	NMC 319930
PREBLE # 26 A	NMC 319931
PREBLE # 27 A	NMC 319932
PREBLE # 28 A	NMC 319933
PREBLE # 29 A	NMC 319934
PREBLE # 30 A	NMC 319935
PREBLE # 31 A	NMC 319936
PREBLE # 32 A	NMC 319937
PREBLE # 33 A	NMC 319938
PREBLE # 34 A	NMC 319939
PREBLE # 35 A	NMC 319940
PREBLE # 36 A	NMC 319941
PREBLE # 37 A	NMC 319942
PREBLE # 38 A	NMC 319943
PREBLE # 39 A	NMC 319944
PREBLE # 40 A	NMC 319945
PREBLE # 41 A	NMC 319946
PREBLE # 5 AA	NMC 425608
PREBLE # 70 A	NMC 319947

Claim Name	BLM Serial Number
PREBLE # 71 A	NMC 319948
PREBLE # 72 A	NMC 319949
PREBLE # 73 A	NMC 319950
PREBLE # 74 A	NMC 319951
PREBLE # 75 A	NMC 319952
PREBLE # 76 A	NMC 319953
PREBLE # 77 A	NMC 319954
PREBLE # 78 A	NMC 319955
PREBLE # 79 A	NMC 319956
PREBLE # 80 A	NMC 319957
PREBLE # 81 A	NMC 319958
DOLOMITE # 1	NMC 319798
DOLOMITE # 2	NMC 319799
DOLOMITE # 3	NMC 319800
DOLOMITE # 4	NMC 319801

4.    Woodgulch Excluded Property in Elko County, Nevada:

Township 44 North, Range 53 East

Section 23:     All

Section 24:     All

Section 25:     All

Section 26:     All

Schedule D - Fiberline Excluded Property in Humboldt County, Nevada

The Fiberline Project consists of (i) those portions of Sections 17 - 20, 29 and 30, Township 39 North, Range 43 East, MDM situated within the Fiberline Excluded Property Outline, other than areas within the Fiberline Excluded Property Carve-Out, lying below the elevation 20 feet above the contact between the surface alluvium and bedrock; and (ii) those portions of Sections 18 and 19, Township 39 North,

Range 43 East, MDM situated within the Fiberline Excluded Property Carve-Out lying below the elevation of 4500 feet above MSL. For clarification, the Newmont Parties and their Affiliates, successors and assigns shall have the right to use the surface and other contributed portions of the properties situated within the Fiberline Excluded Property Boundary in accordance with Section 4.9 of the JV Agreement.

The Fiberline Excluded Property Boundary and the Fiberline Excluded Property Carve-Out are described in the tables set forth above in this Schedule and generally depicted in the figure set forth above. To the extent there is any conflict between the descriptions in the table and the areas generally depicted on the figure, the descriptions in the tables will govern.

6.    Mike Excluded Property in Eureka County, Nevada:

Township 34 North, Range 51 East, MDM

Section 20:    The area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number
WP #186	560364
WP #187	560365
WP #188	560366

WP #189	560367
WP #195	560373
WP #196	560374
WP #197	560375
WP #198	560376
WP #204	560382
WP #205	560383
WP #206	560384
WP #207	560385
WP #213	560391
WP #214	560392
WP #215	560393
WP #216	560394

Section 21:	All
Section 28:	All
Section 29:	E/2
Section 32:	NW/4NE/4, and the area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number
Soap #1	674167
Soap #2	674168
Soap #3	674169

Section 33:	N/2NW/4, and the area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number
Elements No. 1	112759
Elements No. 2	112760
Elements No. 8	112766
Elements No. 9	112767
Tusc No. 1	455041
Tusc No. 2	455042
Tusc No. 8	455048
Tusc No. 9	455049

7.    Buffalo Valley-Trenton Canyon Excluded Property in Humboldt and Lander County, Nevada:

Township 31 North, Range 42East, MDM

Section 03:    All

Section 04:    All

Section 05:    All

Section 06:    All

Township 32 North, Range 42East, MDM

Section 09:	All
Section 10:	All
Section 11:	All
Section 12:	S/2, NW/4, S/2NE/4, NW/4NE/4
Section 13:	All
Section 14:	All
Section 15:	All
Section 16:	All
Section 20:	All
Section 21:	All
Section 22:	All
Section 23:	All
Section 24:	All
Section 25:	All
Section 27:	All
Section 28:	All
Section 29:	All
Section 30:	All
Section 31:	All
Section 32:	All
Section 33:	All
Section 34:	All

Township 32 North, Range 43East, MDM

Section 07:	All
Section 08:	All
Section 09:	All
Section 17:	All
Section 18:	All
Section 19:	All
Section 20:	All
Section 21:	All
Section 29:	All
Section 30:	All

8.    Ivanhoe-Hollister Excluded Property in Elko County, Nevada:

Township 37 North, Range 48 East, MDM

Section 03:	All
Section 04:	All
Section 05:	E/2
Section 08:	All
Section 09:	All
Section 10:	All

9.    Mule Canyon Excluded Property in Lander County, Nevada:

Township 31 North, Range 47 East, MDM

Section 2:    The area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number
Elk 101	384311
Elk 103	384313

Elk 105	384315
Elk 106	384316
Elk 107	384317
Elk 108	384318
Elk 109	384319
Elk 110	384320
Elk 111	384321
Elk 112	384322
Elk 113	384323
Elk 114	384324
Elk 115	384325
Elk 116	384326
Elk 117	384327
Elk 118	384328
Elk 127	384337
Elk 129	384339
Elk 131	384341
Elk 132	384342
Elk 133	384343
Elk 134	384344
Elk 135	384345
Elk 136	384346

Section 3: All
Section 4: All
Section 5: All
Section 8: All
Section 9: All
Section 10: All
Section 11: All
Section 12: The area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number
Ram 9	613899
Ram 10	613900
Ram 11	613901
Ram 12	613902
Ram 13	613903
Ram 14	613904
Ram 15	613905
Ram 16	613906
Ram 17	613907
Ram 18	613908
Ram 27	613917

Ram 28	613918
Ram 29	613919
Ram 30	613920
Ram 31	613921
Ram 32	613922
Ram 33	613923
Ram 34	613924
Ram 35	613925
Ram 36	613926

Section 13: W/2
Section 14: All
Section 15: All
Section 16: All
Section 17: NE/4, E/2SE/4

Township 32 North, Range 47 East, MDM

Section 32: All
Section 33: All
Section 34: The area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number
Mule 401	525085
Mule 403	525087
Mule 405	525089
Mule 406	525090
Mule 407	525091
Mule 408	525092
Mule 409	525093
Mule 410	525094
Mule 411	525095
Mule 412	525096
Mule 413	525097
Mule 414	525098
Mule 415	525099
Mule 416	525100
Mule 417	525101
Mule 418	525102
Mule 427	525111
Mule 429	525113
Mule 431	525115
Mule 433	525117
Mule 435	525119

SCHEDULE 1.1(R)

CERTAIN BARRICK PROPERTIES

Western 102 Power Plant, situated in Storey County, Nevada

Parcels:

APN	Owner	Legal Description	Location
004-091-54	BARRICK GOLDSTRIKE MINES INC	T20N R22E Sec 34 Lot 99-23 PTN of S2 of N2	2550 WALTHAM WAY
004-092-32	BARRICK GOLDSTRIKE MINES INC	T20N R22E Lot 99-20A PTN S34	2555 WALTHAM WAY
004-092-77	BARRICK GOLDSTRIKE MINES INC	T20N R22E Sec 34 Lot 99 20B PTN	2588 WALTHAM WAY

Water Rights:

PERMIT NO.	CERTIFICATE
70577	N/A

SCHEDULE 2.1

BARRICK PRE-CLOSING TRANSACTIONS

Parties Pre-Closing (See attached chart “Current Parties”)

•	BGUS = Barrick Gold US Inc.

•	BGEI = Barrick Gold Exploration Inc.

•	BCI = Barrick Cortez Inc.

•	BGFI = Barrick Gold Finance Inc.

•	CJV = Cortez Joint Venture (unincorporated jv)

•	HMCOC = Homestake Mining Company of California

Parties Post-Closing (See attached chart “Restructured Ownership”)

•	BNHLLC = Barrick Nevada Holding LLC

•	NGMLLC = Nevada Gold Mines LLC

•	NGM Cortez = NGM Cortez LLC

•	BCLLC = Barrick Cortez LLC (converted from BCI)

Pre-Closing Steps

1.	BGUS organizes NGM Cortez under the laws of Delaware. NGM Cortez files check-the-box election to be treated as a corporation for US federal tax purposes.

2.	BCI converts under Delaware law to be a limited liability company (BCLLC).

Closing Steps

3.	BCLLC distributes, and coveys title to, its interest in the ranches and other non-mining lands to its sole member BGUS as a distribution-in-kind.

4.	CJV conveys its interest and title in Buckhorn to BGUS for $1.

5.	CJV conveys the ranches and other non-mining lands to NGMLLC in consideration for a membership interest from NGMLLC.

6.	CJV distributes the NGMLLC membership interest received in the prior step to BCLLC (60%) and BGFI (40%).

7.	CJV conveys its interest and title to its mining assets (including its interest in Fourmile, land, equipment and other tangible assets) to BCLLC (60%) and BGFI (40%).

8.

BCLLC distributes the NGMLLC membership interest received in step 6, its interest in Fourmile received in step 7 and certain intercompany receivables from BRII Holdings LLC and Barrick to its sole member, BGUS, as a distribution-in-kind.

9.

BGUS conveys all of its assets in the CJV Area of Interest (the “Area of Interest”) and any ranches or other non-mining lands outside of the Area of Interest that were distributed in Step 3 to NGMLLC (except for the BCLLC membership interests, the NGM Cortez membership interests, the NGMLLC membership interests received in step 8, its interest in Buckhorn and Fourmile and the intercompany receivables received in step 8) in consideration for a membership interest from NGMLLC.

10.	HMCOC conveys all of its assets in the Area of Interest to NGMLLC in consideration for a membership interest from NGMLLC.

11.	BGEI conveys all of its assets in the Area of Interest to NGMLLC in consideration for a membership interest from NGMLLC.

12.	BGFI conveys all of its assets in the Area of Interest (excluding its interest in Fourmile) to NGMLLC in consideration for a membership interest from NGMLLC.

13.	BGUS contributes a 0.1% membership interest in BCLLC to NGM Cortez in consideration for an additional membership interest in NGM Cortez.

14.

BGUS contributes all of the NGM Cortez membership interests and the remaining 99.9% BCLLC membership interest it owns that was not contributed to NGM Cortez in the prior step to NGMLLC for additional membership interests in NGMLLC.

15.	BGFI, BGUS, HMCOC and BGEI contribute the NGMLLC membership interests to BNHLLC in exchange for membership interests in BNHLLC.

Existing Structure

Barrick Gold Corporation
Barrick North America Holding Corporation
ABX Financeco Inc.
Barrick Gold U.S. Inc.
Barrick Gold Exploration Inc.
Homestake Mining Company of California
Barrick Cortez Inc.
Barrick Gold Finance Inc.
Barrick Goldstrike Mines Inc.
Barrick Nevada Holdings LLC
Nevada Gold Mines LLC
60%
40%
Cortez Joint Venture
Hybrid Entity (Partnership for US tax purposes)
Corporation
Indirect ownership

Final Structure

Barrick Gold Corporation
Newmont Mining Corporation
Barrick North America Holding Corporation
ABX Financeco Inc.
Other Newmont Parties
Barrick Gold U.S. Inc.
Barrick Gold Exploration Inc.
Homestake Mining Company of California
Newmont USA Limited
Barrick Goldstrike Mines Inc.
Barrick Gold Finance Inc.
Barrick Nevada Holdings LLC
Nevada Gold Mines LLC
NGM Cortez LLC
Barrick Cortez LLC
Other Legacy Barrick Assets
Legacy Newmont Assets
40% interest in Cortez
60% interest in Cortez
Hybrid Entity (Partnership for US tax purposes)
Corporation
Indirect ownership